SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                            ____________________

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934


                      INTERLINK COMPUTER SCIENCES, INC.
                              (Name of Issuer)

                        Common Stock, $.001 Par Value
                       (Title of Class of Securities)

                                  458747102
                               (CUSIP number)

                               Terry A. Blaney
                      Washington State Investment Board
                          2424 Heritage Court S.W.
                               P.O. Box 40916
                           Olympia, WA 98504-0916
                               (360) 664-8284
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              February 11, 1997
           (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                       (Continued on following pages)





   <           P           a           g           e           >        2

        1    NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                  Washington State Investment Board
                  91-1443137

        2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [  ]
                                                                 (b) [  ]

        3    SEC USE ONLY


        4    SOURCE OF FUNDS
                  00

        5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS  REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                           [  ]

        6    CITIZENSHIP OR PLACE OF ORGANIZATION
                  State of Washington

        7 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER
                  0

        8    SHARED VOTING POWER
                  0

        9    SOLE DISPOSITIVE POWER
                  0

        10   SHARED DISPOSITIVE POWER
                  0

        11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  0

        12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                          [  ]

        13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0

        14   TYPE OF REPORTING PERSON
                  EP





   CUSIP No. 458747102               13D

   ITEM 1.   SECURITY AND ISSUER.

        This Schedule 13D relates to the common stock, par value $.001 per share (the "Common Stock"), of Interlink Computer Sciences, Inc., a Delaware corporation ("Interlink"). The address of Interlink's principal executive offices is 47370 Fremont Boulevard, Fremont, California 94538.

   ITEM 2.  IDENTITY AND BACKGROUND.

        This Schedule 13D is filed by the Washington State Investment Board (the "Reporting Person"), which is a state executive branch agency having the responsibility to manage and invest the assets of state retirement, insurance and permanent funds. The business address of the Reporting Person is 2424 Heritage Court SW, P.O. Box 40916, Olympia, Washington 98504-0916.

        (a)-(c)   Not applicable.

        (d)-(e)   None.

        (f)       Not applicable.

   ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The Reporting Person is a limited partner of Menlo Ventures IV, L.P. and Menlo Evergreen V, L.P. (collectively, the "Partnerships"). On February 11, 1997, the Reporting Person acquired a total of 720,862 shares of Interlink Common Stock (the "Shares") from the Partnerships (119,126 shares of Interlink Common Stock from Menlo Ventures IV, L.P. and 601,736 shares of Common Stock from Menlo Evergreen V, L.P.) in pro-rata distributions by the Partnerships to their limited partners. The Reporting Person furnished no consideration to the Partnerships or to any other person in exchange for the Shares.

   ITEM 4.  PURPOSE OF TRANSACTION.

        The Reporting Person acquired its limited partnership interests in the Partnerships for investment purposes. As described in Item 3 above, the Reporting Person acquired the Shares in pro-rata distributions effected by the Partnerships on February 11, 1997. As described in Item 5 below, the Reporting Person sold all of the Shares on February 14, 1997.

        The Reporting Person has no current intention to acquire any additional shares of Interlink Common Stock.

   ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.





                                                        Page 4 of 5 Pages

        (a) As a result of the pro-rata distributions described in Item 3 above, the Reporting Person may have been deemed during the period from February 11, 1997 to February 14, 1997 to own beneficially 720,862 shares of Interlink's Common Stock, which constituted 10.3% of the outstanding shares of Interlink Common Stock based upon the most recently available filing with the Securities and Exchange Commission by Interlink.

        As a result of the sale of all of the Shares on February 14, 1997, the Reporting Person currently does not own beneficially any shares of Interlink Common Stock.

        (b) During the period from February 11, 1997 to February 14, 1997, the Reporting Person had sole power to vote (or to direct the vote of) all of the Shares and no power to dispose (or to direct the disposition) of any of the Shares.

        (c) As described in Item 3 above, the Reporting Person acquired the Shares on February 11, 1997, and sold the Shares on February 14, 1997 at a price of $13 5/8 per Share in a transaction effected on the Nasdaq National Market System.

        (d)  None.

        (e)  February 14, 1997.

   ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The   Reporting  Person   has  no   contracts,  arrangements   or
   understandings with respect to any securities of Interlink.

   ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

        None.





                                                        Page 5 of 5 Pages

                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   February 21, 1997


                            WASHINGTON STATE INVESTMENT BOARD



                            By:      /s/ TERRY A. BLANEY
                                  -----------------------------------

                            Name:        Terry A. Blaney
                                  -----------------------------------

                            Title:       Senior Investment Officer
                                  -----------------------------------